SCHEDULE 13D
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Hamilton Lane Incorporated
(Name of Issuer)

Common A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Robert W. Cleveland
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
Telephone: (610) 934-2222

with a copy to:

H. John Michel, Jr.
Kimberly K. Rubel
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,948,717
	(9)	Sole Dispositive Power 15,793,178
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 36,948,717
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 65.9%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,948,717
	(9)	Sole Dispositive Power 11,642,163
	(10)	Shared Dispositive Power 4,151,015
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 36,948,717
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 65.9%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,948,717
	(9)	Sole Dispositive Power 11,785,363
	(10)	Shared Dispositive Power 4,151,015
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 36,948,717
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 65.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,579,104
	(9)	Sole Dispositive Power 2,579,104
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,104
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 11.9%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,903,393
	(9)	Sole Dispositive Power 6,619,761
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,903,393
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 26.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario Giannini 2008 Annuity Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 977,296
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 977,296
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 977,296
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.9%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Joseph G. Maniaci
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 977,296
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 977,296
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 977,296
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 4.9%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,191,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,191,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.9%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,191,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,191,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.9%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,382,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,382,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,382,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 11.7%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Barbara Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,382,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,382,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,382,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 11.7%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number Two Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,250,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,250,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,250,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,250,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person The Initial Trust Under the Frederick B. Whittemore 2008 Children’s Trust Agreement Dated November 25, 2008
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 382,905
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 382,905
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 382,905
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.0%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 382,905
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 382,905
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 382,905
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.0%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 382,905
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 382,905
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 382,905
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.0%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,102,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,102,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,102,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,505,308
	(9)	Sole Dispositive Power 3,505,308
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,505,308
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 15.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,884,708
	(9)	Sole Dispositive Power 1,884,708
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,884,708
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 9.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,313,297
	(9)	Sole Dispositive Power 1,313,297
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,297
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 6.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Randy Stilman
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,090,880
	(9)	Sole Dispositive Power 1,090,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,031,392
	(9)	Sole Dispositive Power 1,031,392
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,392
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 5.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Blackburn
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 629,008
	(9)	Sole Dispositive Power 629,008
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 629,008
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 3.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 415,426
	(9)	Sole Dispositive Power 415,426
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 415,426
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 601,534
	(9)	Sole Dispositive Power 601,534
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 601,534
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 3.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 473,294
	(9)	Sole Dispositive Power 473,294
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 473,294
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Jeffrey S. Meeker
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 443,784
	(9)	Sole Dispositive Power 443,784
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 443,784
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 418,146
(9)	Sole Dispositive Power 418,146
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 418,146
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 257,478
	(9)	Sole Dispositive Power 257,478
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 257,478
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 1.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) 
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 101,012
	(9)	Sole Dispositive Power 101,012
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 101,012
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 407497 106

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Presidential Blvd., 4th Floor, Bala Cynwyd, PA 19004.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by:

1.	HLA Investments, LLC (“HLAI”) in its capacity as the indirect beneficial owner of the Issuer’s securities through its ownership interest in Hamilton Lane Advisors, LLC (“HLA”);

2.	HRHLA, LLC (“HRHLA”) in its capacity as the managing member of HLAI;

3.	Hartley R. Rogers in his capacity as the managing member of HRHLA and as the direct owner of restricted stock of the Issuer;

4.	Hamilton Lane Advisors, Inc. (“HLA Inc.”) in its capacity as the indirect beneficial owner of the Issuer’s securities through its ownership interest in HLA;

5.
Mario L. Giannini, in his capacity as the indirect beneficial owner of the Issuer’s securities beneficially owned by HLA Inc., in his capacity as the indirect beneficial owner of the Issuer’s securities though his ownership interest in HLA, some of which is held through HLMI (defined below), in his capacity as the indirect beneficial owner of the Issuer’s securities through his ownership interest in HLAI, and as the direct owner of restricted stock of the Issuer;

6.
The Mario Giannini 2008 Annuity Trust (the “Giannini Trust”) and Joseph G. Maniaci, trustee, in their capacities as the indirect beneficial owners of the Issuer’s securities through the Giannini Trust’s ownership interests in HLA.

7.
The 2008 Sexton Des. Trust FBO Laura Sexton, O. Griffith Sexton and Barbara Sexton, trustees (the “Laura Sexton Trust”) in their capacities as the indirect beneficial owners of the Issuer’s securities through the Laura Sexton Trust’s interest in HLAI.

8.
The 2008 Sexton Des. Trust FBO Matthew Sexton, O. Griffith Sexton and Barbara Sexton, trustees, (the “Matthew Sexton Trust”) in their capacities as the indirect beneficial owners of the Issuer’s securities through the Matthew Sexton Trust’s ownership interest in HLAI.

9.
Oakville Number Two Trust (“Oakville Trust”) and Rysaffe Trust Company (C.I.) Limited, trustee (“Rysaffe”), in their capacities as the indirect beneficial owners of the Issuer’s securities through the Oakville Trust’s ownership interest in HLAI.

10.
The Initial Trust Under the Frederick B. Whittemore 2008 Children’s Trust Agreement Dated November 25, 2008 (the “Whittemore Trust”), and Edward B. Whittemore and Laurence Whittemore, trustees, in their capacities as the indirect beneficial owners of the Issuer’s securities through the Whittemore Trust’s ownership interest in HLAI.

11.	Michael Schmertzler through his ownership interest in HLAI.

12.	Erik R. Hirsch

13.	Juan Delgado-Moreira

14.	Paul Yett

15.	Randy Stilman

16.	Kevin J. Lucey

17.	Tara Blackburn

18.	Steve Brennan

19.	Andrea Anigati

20.	Michael Kelly

21.	Jeffrey S. Meeker

22.	Thomas Kerr

23.	David Helgerson

24.	Michael Donohue

The foregoing entities and persons are referred to collectively as the “Reporting Persons.” Each of the persons listed at (12) through (24) (each, a “Management Investor”) is filing in his or her capacity as the indirect beneficial owner of the Issuer’s securities held through HL Management Investors, LLC, a Delaware limited liability company (“HLMI”) and as the direct owner of restricted stock of the Issuer.

SCHEDULE 13D
CUSIP No. 407497 106

In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A common stock, the Issuer effected certain reorganization transactions. The Issuer entered into an exchange agreement with the continuing members of HLA pursuant to which such members will be entitled to exchange their Class B units or Class C units (each as defined in the exchange agreement), together with an equal number of shares of Class B common stock in the case of Class B units for an equal number of shares of the Issuer’s Class A common stock or, at the Issuer’s election, for cash, subject to timing and procedural requirements set forth therein.

Pursuant to a Stockholders Agreement dated as of March 6, 2017 among the Issuer and the Reporting Persons (the “Stockholders Agreement”), the Reporting Persons have agreed to vote all shares of the Issuer’s voting stock, including the Class A common stock and Class B common stock, then held by them together on all matters submitted to the Issuer’s common stockholders in the manner directed by HLAI. The Issuer’s Class A common stock and Class B common stock vote together as a single class on substantially all matters submitted to our stockholders for approval. The Class A common stock carries one vote per share, and the Class B common stock currently carries ten votes per share. The Issuer’s certificate of incorporation contemplates a “Sunset” becoming effective upon the occurrence of one of a series of enumerated events or transactions involving certain Reporting Persons. After a Sunset becomes effective, the Class B common stock will carry one vote per share, and the Stockholders Agreement will terminate. The Reporting Persons currently hold a majority of the outstanding Class B common stock, and collectively control approximately 91% of the combined voting power of the Issuer’s common stock.

(a)	As of the date of this statement:

(i)
HLAI beneficially owns 36,948,717 shares of Class A common stock as holder of 15,793,178 Class B units and because it has voting control over an additional 21,155,539 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.

(ii)
HRHLA beneficially owns 36,948,717 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.

(iii)	Hartley R. Rogers beneficially owns 36,948,717 shares of Class A common stock as the managing member of HRHLA and as the direct owner of restricted stock of the Issuer.

(iv)	HLA Inc. beneficially owns 2,579,104 shares of Class A common stock as holder of 2,579,104 Class B units. HLA Inc. holds Class B units on behalf of Mario L. Giannini, its sole stockholder.

(v)
Mario L. Giannini beneficially owns 6,903,393 shares of Class A common stock, which includes 3,228,103 shares of Class A common stock beneficially held through Class B units held directly, the 2,579,104 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his 1.8% ownership interest in HLAI, 664,567 shares of Class A common stock beneficially held as Class C units through HLMI, and 147,987 shares of Class A common stock held directly.

(vi)	The Giannini Trust and Joseph G. Maniaci, as trustee, beneficially own 977,296 shares of Class A common stock as a result of the Giannini Trust’s ownership interest in HLA.

(vii)	The Laura Sexton Trust beneficially owns 1,191,233 shares of Class A common stock as a result of its 7.5% ownership interest in HLAI.

(viii)	The Matthew Sexton Trust beneficially owns 1,191,233 shares of Class A common stock as a result of its 7.5% ownership interest in HLAI.

(ix)	O. Griffith Sexton beneficially owns 2,382,466 shares of Class A common stock as a trustee of the two Sexton family trusts.

(x)	Barbara Sexton beneficially owns 2,382,466 shares of Class A common stock as a trustee of the two Sexton family trusts.

(xi)
Oakville Trust and Rysaffe, its trustee, directly own 1,250,015 shares of Class A common stock and beneficially own an additional 7 shares of Class A common stock as a result of the Oakville Trust’s 0.00004% ownership interest in HLAI.

SCHEDULE 13D
CUSIP No. 407497 106

(xii)
The Whittemore Trust and Edward B. Whittemore and Laurence F. Whittemore, its trustees, beneficially own 382,905 shares of Class A common stock as a result of the Whittemore Trust’s 2.4% ownership interest in HLAI.

(xiii)	Michael Schmertzler beneficially owns 1,102,005 shares of Class A common stock as a result of his 6.9% ownership interest in HLAI.

(xiv)
The Management Investors collectively beneficially own 1,660,448 shares of Class A common stock directly, an additional 570,389 shares of restricted Class A common stock subject to vesting, and 9,934,430 shares of Class A common stock as holders of 4,130,179 Class B units and 5,804,251 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.

Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.

(b)	The business address of each of the Reporting Persons is c/o Hamilton Lane Incorporated, One Presidential Blvd., 4th Floor, Bala Cynwyd, PA 19004.

(c)	Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Hartley R. Rogers	Chairman, Director
Mario L. Giannini	Chief Executive Officer, Director
Erik R. Hirsch	Vice Chairman, Director
Kevin J. Lucey	Chief Operating Officer
Randy M. Stilman	Chief Financial Officer
Michael Donohue	Controller
Juan Delgado-Moreira	Managing Director
Paul Yett	Managing Director
Tara Blackburn	Managing Director
Andrea Kramer	Managing Director
Jeffrey S. Meeker	Managing Director
Michael Kelly	Managing Director
Stephen R. Brennan	Managing Director
Thomas Kerr	Managing Director
David Helgerson	Managing Director

In addition, Mr. Sexton is a director of the Issuer. N/A with respect to the other persons and entities listed above.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)
None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)
Each natural person identified in this Item 2 is a citizen of the United States. Each entity identified in this Item 2 is organized under the laws of Delaware, other than Oakville Trust and Rysaffe, which are governed by the laws of Guernsey, the Giannini Trust, which is a New Jersey trust, the Sexton Trusts, which are New York trusts, and the Whittemore Trust, which is a New York trust.

Item 3. Source and Amount of Funds or Other Consideration

At the closing of the IPO of the Issuer’s Class A common stock, the Issuer entered into an exchange agreement with the continuing members of HLA pursuant to which such members are entitled to exchange their Class B and Class C units for an equal number of shares of the Issuer’s Class A common stock or, at the Issuer’s election, for cash, subject to timing and procedural requirements set forth therein.

SCHEDULE 13D
CUSIP No. 407497 106

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, Class A Common Stock and the Class B units and Class C units for investment purposes.

Each of HLAI, HRHLA, Hartley R. Rogers, Mario L. Giannini, O. Griffith Sexton, HLA Inc., and each Management Investor have entered into lock-up agreements pursuant to which they have agreed that, prior to August 28, 2017, they will not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, dispose of or hedge any of the Issuer’s common stock (including any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Number of HLA Units Sold in Past 60 Days(2)

HLAI	36,948,717	65.9%	-
HRHLA	36,948,717	65.9%	353,670
Hartley R. Rogers	36,948,717	65.9%	274,148
HLA Inc.	2,579,104	11.9%	-
Mario L. Giannini	6,903,393	26.5%	422,053
Mario Giannini 2008 Annuity Trust	977,296	4.9%	-
Joseph G. Maniaci	977,296	4.9%	-
O. Griffith Sexton	2,382,466	11.7%	-
Barbara Sexton	2,382,466	11.7%	-
Laura Sexton Trust	1,191,233	5.9%	297,840
Matthew Sexton Trust	1,191,233	5.9%	297,840
Oakville Trust	1,250,022	6.1%	220,592
Rysaffe	1,250,022	6.1%	-
Whittemore Trust	382,905	2.0%	42,544
Edward B. Whittemore	382,905	2.0%	-
Laurence F. Whittemore	382,905	2.0%	-
Michael Schmertzler	1,102,005	5.4%	194,480
Erik R. Hirsch	3,505,308	15.5%	192,146
Juan Delgado-Moreira	1,884,708	9.0%	-
Paul Yett	1,313,297	6.4%	68,340
Randy Stilman	1,090,880	5.4%	44,139

SCHEDULE 13D
CUSIP No. 407497 106

Kevin J. Lucey	1,031,392	5.1%	59,673
Tara Blackburn	629,008	3.2%	-
Stephen R. Brennan	415,426	2.1%	-
Andrea Anigati	601,534	3.0%	-
Michael Kelly	473,294	2.4%	-
Jeffrey S. Meeker	443,784	2.3%	-
Thomas Kerr	418,146	2.1%	-
David Helgerson	257,478	1.3%	-
Michael Donohue	101,012	*	-

Total for Group	36,988,632	65.9%	2,467,465

*	Less than 1%

(1)
Based on the number of shares of Class A common stock (19,090,709) issued and outstanding as of March 16, 2017, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis. On March 14, 2017, the Issuer awarded 238,954 shares of restricted Class A common stock to employees as part of its ordinary course annual equity grant cycle, including a total of 131,574 shares of restricted Class A common stock to employee Reporting Persons, which are reflected in this report.

(2)	Sales by Reporting Persons who are members of HLAI are reported as direct sales for purposes of this column. See Item 5(c) below.

(c) On March 6, 2017, the Issuer used a portion of the proceeds from the IPO to purchase membership interests in HLA from certain members of HLA, including those indicated above, in the quantities set forth in the table above, at a price equivalent to $14.88 per HLA Unit.

(d) Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock beneficially owned by members of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing members of HLA, including certain of the reporting persons, obtained beneficial ownership of Class B units and Class C units of the Issuer.

Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of HLA dated as of March 6, 2017 (the “HLA Operating Agreement”) and the exchange agreement described above, the Reporting Persons may exchange their Class B units and Class C units for shares of Class A common stock on a one-for-one basis, or at the Issuer’s election, for cash, subject to timing and procedural requirements set forth therein. When a Class B unit is exchanged for a share of Class A common stock, a corresponding share of the Issuer’s Class B common stock will automatically be redeemed by the Issuer at par value and canceled. When a Class B unit or Class C unit is exchanged for a share of Class A common stock, it will not be available for reissuance by the Issuer.

The exchange agreement contains certain timing and volume limitations on exchanges of units held by the Issuer’s senior employees, including the Reporting Persons: no exchanges will be permitted until after the first anniversary of the closing date of the IPO, and then exchanges may not exceed one-third of their original holdings prior to the second anniversary of the closing and two-thirds of their original holdings prior to the third anniversary. After the third anniversary of the closing date, these limitations expire.

Pursuant to a registration rights agreement entered into by and among the Issuer, certain holders of Class B units and certain holders of Class C units, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A common

SCHEDULE 13D
CUSIP No. 407497 106

stock issued upon exchange of the Class B units and Class C units. The registration rights agreement also provides for customary piggyback rights.

     Each of HLAI, HRHLA, Hartley R. Rogers, Mario L. Giannini, O. Griffith Sexton, HLA Inc., and each Management Investor have entered into lock-up agreements pursuant to which they have agreed that, prior to August 28, 2017, they will not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, dispose of or hedge any shares of the Issuer’s common stock or any securities convertible into or exchangeable for the Issuer’s common stock, subject to certain customary exceptions.

The Issuer entered into a tax receivable agreement with its pre-IPO members effective as of the closing of the IPO that provides for the payment by the Issuer to the members of HLA of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of HLA. See Exhibit 4.

In connection with the IPO, the Reporting Persons and other members of HLAI have entered into a stockholders agreement pursuant to which they agreed to vote all their shares of voting stock, including Class A and Class B common stock, together and in accordance with the instructions of HLAI on any matter submitted to the common stockholders of the Issuer for a vote. Under the stockholders agreement, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to HLAI to vote such Reporting Person’s shares of Class A and Class B common stock.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the form of lock-up agreement, the HLA Operating Agreement, the tax receivable agreement, the exchange agreement, the registration rights agreement and the stockholders agreement, filed herewith as Exhibits 2, 3, 4, 5, 6 and 7 respectively and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 407497 106

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
2.	Form of Lock-Up Agreement.
3.
Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, LLC) (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 8, 2017).

4.	Tax Receivable Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on March 8, 2017).
5.	Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on March 8, 2017).
6.	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on March 8, 2017).
7.	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on March 8, 2017).
24.1	Power of Attorney for HLA Investments, LLC
24.2	Power of Attorney for HRHLA, LLC
24.3	Power of Attorney for Hartley R. Rogers
24.4	Power of Attorney for Mario L. Giannini
24.5	Power of Attorney for Hamilton Lane Advisors, Inc.
24.6	Power of Attorney for the Mario Giannini 2008 Annuity Trust
24.7	Power of Attorney for Joseph G. Maniaci
24.8	Power of Attorney for The 2008 Sexton Des. Trust FBO Laura Sexton
24.9	Power of Attorney for The 2008 Sexton Des. Trust FBO Matthew Sexton
24.10	Power of Attorney for O. Griffith Sexton
24.11	Power of Attorney for Barbara Sexton
24.12	Power of Attorney for Oakville Number Two Trust
24.13	Power of Attorney for Rysaffe Trust Company (C.I.) Limited
24.14	Power of Attorney for The Initial Trust Under the Frederick B. Whittemore 2008 Children’s Trust Agreement Dated November 25, 2008
24.15	Power of Attorney for Edward B. Whittemore
24.16	Power of Attorney for Laurence F. Whittemore
24.17	Power of Attorney for Michael Schmertzler
24.18	Power of Attorney for Erik R. Hirsch
24.19	Power of Attorney for Juan Delgado-Moreira
24.20	Power of Attorney for Paul Yett
24.21	Power of Attorney for Randy Stilman
24.22	Power of Attorney for Kevin J. Lucey
24.23	Power of Attorney for Tara Blackburn
24.24	Power of Attorney for Stephen R. Brennan
24.25	Power of Attorney for Andrea Anigati
24.26	Power of Attorney for Michael Kelly
24.27	Power of Attorney for Jeffrey S. Meeker
24.28	Power of Attorney for Thomas Kerr
24.29	Power of Attorney for David Helgerson
24.30	Power of Attorney for Michael Donohue

SCHEDULE 13D
CUSIP No. 407497 106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2017

1.	HLA Investments, LLC
	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

4.	/s/ Lydia Gavalis, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lydia Gavalis, Attorney-in-Fact
Mario L. Giannini

6.	Mario Giannini 2008 Annuity Trust

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

7.	/s/ Lydia Gavalis, Attorney-in-Fact
Joseph G. Maniaci

8.	/s/ Lydia Gavalis, Attorney-in-Fact
O. Griffith Sexton

9.	/s/ Lydia Gavalis, Attorney-in-Fact
Barbara Sexton

SCHEDULE 13D
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

11.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

12.	Oakville Number Two Trust

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

13.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

14.	The Initial Trust under the Frederick B. Whittemore 2008 Children's Trust Agreement dated November 25, 2008

	By:	/s/ Lydia Gavalis
	Name:	Lydia Gavalis
	Title:	Attorney-in-Fact

15.	/s/ Lydia Gavalis, Attorney-in-Fact
Edward B. Whittemore

16.	/s/ Lydia Gavalis, Attorney-in-Fact
Laurence F. Whittemore

17.	/s/ Lydia Gavalis, Attorney-in-Fact
Michael Schmertzler

SCHEDULE 13D
CUSIP No. 407497 106

18.	/s/ Lydia Gavalis, Attorney-in-Fact
Erik R. Hirsch

19.	/s/ Lydia Gavalis, Attorney-in-Fact
Kevin J. Lucey

20.	/s/ Lydia Gavalis, Attorney-in-Fact
Juan Delgado-Moreira

21.	/s/ Lydia Gavalis, Attorney-in-Fact
Randy Stilman

22.	/s/ Lydia Gavalis, Attorney-in-Fact
Paul Yett

23.	/s/ Lydia Gavalis, Attorney-in-Fact
Tara Blackburn

24.	/s/ Lydia Gavalis, Attorney-in-Fact
Andrea Anigati

25.	/s/ Lydia Gavalis, Attorney-in-Fact
Michael Kelly

26.	/s/ Lydia Gavalis, Attorney-in-Fact
Stephen R. Brennan

27.	/s/ Lydia Gavalis, Attorney-in-Fact
Jeffrey S. Meeker

28.	/s/ Lydia Gavalis, Attorney-in-Fact
Thomas Kerr

29.	/s/ Lydia Gavalis, Attorney-in-Fact
David Helgerson

30.	/s/ Lydia Gavalis, Attorney-in-Fact
Michael Donohue